SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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CERTIFICATE

MINUTES OF THE ONE THOUSAND AND EIGHTY-SECOND MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. ("AXIA ENERGIA")

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

This is to certify, for all due purposes, that the 1,082nd meeting of the Board of Directors of AXIA Energia was held on December 8, 2025, pursuant to the call made by the Chairman of the Board of Directors, in accordance with the Company’s Bylaws. The meeting was chaired by the Director and Chairman of the Board of Directors, VICENTE FALCONI CAMPOS (VFC). Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MARCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURÍCIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL), and SILAS RONDEAU CAVALCANTE SILVA (SRS). No absences were recorded. The participation of the Chairman of the Fiscal Council, Gisomar Francisco de Bittencourt Marinho, was noted. Corporate Governance participant: Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTRUCTION: The supporting materials were made available to the Board Members via the Governance Portal. QUORUM FOR INSTALATION AND DELIBERATION: The resolutions of this meeting shall be adopted in the presence of the majority of its members, with decisions taken by a majority of those present (art. 31, caput, Bylaws), except in cases requiring a qualified quorum (art. 32, Bylaws). Quorum for instalation: ten members, in compliance with the minimum attendance requirement of six members. Minimum quorum for decision-making: six members, except in cases where an explicit change in the quorum of attendees is recorded at the time of the resolution. Any prior declaration of conflict of interest by a Board Member and/or temporary absence shall be subtracted for purposes of computing the minimum quorum for deliberation.

DEL-205/2025. Capitalization of the Profit Reserve, Bonus Issue and Redemption Value of PNRs.

The Board of Directors of CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (“AXIA ENERGIA”), in the exercise of its powers, RESOLVED, with effectiveness conditioned upon the full approval of the matters on the Agenda of the Extraordinary Shareholders’ Meeting to be held on December 19, 2025 (“EGM” and “Condition Precedent,” respectively):

1.	To approve the increase in the Company's capital stock, within the limit of the authorized capital, pursuant to the caput of Article 5 of the Bylaws, through the capitalization of available reserves and the consequent issuance of a new class of preferred shares, designated as class "C", registered, book-entry and without par value, convertible into common shares and redeemable ("PNC"), without the need for approval at a special meeting of preferred shareholders, in accordance with the terms and conditions set forth below:

a.	Capital Increase. The capital increase will be in the amount of R$30,000,000,024.48 (thirty billion, twenty-four reais and forty-eight cents), through the capitalization of a portion of the balances recorded in the Company’s Profit Reserves account, with the consequent issuance and delivery to the Company's shareholders of 606,796,117 (six hundred and six million, seven hundred and ninety-six thousand, one hundred and seventeen) new PNC shares, as a bonus issue, pursuant to article 169 of the Brazilian Law No. 6,404, of December 15, 1976 ("Brazilian Corporation Law"), at a ratio of 0.2628378881074 PNC share for each common share, Class ‘A’ preferred share, or Class ‘B’ preferred share held by it on the Record Date (as defined below) ("Bonus Issue" and "Capital Increase", respectively). Treasury shares will also be included in the Bonus Issue.

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Accordingly, assuming the conversion of the preferred shares to be approved at the EGM (“Conversions”) and the Bonus Issue, the Company’s capital stock, from the then R$ 70,135,201,405.27 (seventy billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and five reais and twenty-seven cents), divided into 2,028,544,286 (two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) Class “A1” preferred shares, 279,941,393 (two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three) Class “B1” preferred shares, and 1 (one) special preferred share held exclusively by the Union, all without par value, will increase to R$ 100,135,201,429.75 (one hundred billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and twenty-nine reais and seventy-five cents), divided into 2,028,544,286 (two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) Class “A1” preferred shares, 279,941,393 (two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three) Class “B1” preferred shares, 606,796,117 (six hundred and six million, seven hundred and ninety-six thousand, one hundred and seventeen) Class “C” preferred shares, and 1 (one) special preferred share held exclusively by the Union, all without par value.

b.	Record Date and Ex-Date: Provided that the Condition Precedent is satisfied: (i) the newly issued PNC shares will be distributed free of charge and will benefit the shareholders in proportion to their shareholding as of the record date of December 19, 2025 (“Record Date”); and (ii) as of December 22, 2025, the Company’s shares will begin trading ex-bonus.

c.	Price per PNC share. For the purposes of the provisions of article 10 of Law No. 9,249, of December 26, 1995, the unit value attributed to the bonus shares will be R$49.44 (forty-nine reais and forty-four cents).

d.	PNCs Negotiation. Provided that the Condition Precedent is satisfied, the PNC shares will begin trading on B3 S.A. – Brasil, Bolsa, Balcão as of December 22, 2025.

e.	Delivery of PNC shares. The PNC shares resulting from the Bonus Issue will be included in the shareholders' position on December 26, 2025.

f.	PNCs’ Rights. The PNCs will have the rights described in articles 4, §1, III, §4, §6, and 11, §§1, 7, 8, 10, 11, 12 and 13, of the Bylaws subject to approval at the EGM, as per Schedule 2 of the Management Proposal.

g.	Trading of Fractions. With respect to PNC shares that cannot be fully allocated to each shareholder, the provisions of §3 of Article 169 of the Brazilian Corporations Law shall apply, which establish that:(i) a period of 30 days shall be opened for shareholders holding fractional PNC shares to transfer the fractions in order to make up whole shares; and (ii) after the 30-day period, any PNC shares that cannot be fully allocated will be sold on the stock exchange, with the proceeds from the sale distributed proportionally among the holders of the fractional shares.

h.	ADRs. The benefit of the bonus issue will be extended, simultaneously and in the same proportion, to holders of American Depositary Receipts (ADRs) backed by common and preferred shares of class "B" issued by the Company, listed on the New York Stock Exchange (NYSE).

2.	To set the redemption value of the class "R" preferred shares ("PNR") in the amount of R$1.2994705188032 per redeemed share, to be paid to their holders as a result of the full, compulsory and automatic redemption of said class of shares, immediately after the approval of the Conversions and the redemption of the PNR shares by the EGM.

The redemption value was calculated based on the following formula:

VRPNR = (VC / TA) × 10%

where:

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VC = the total amount to be capitalized through the bonus issue of PNC shares, as approved by the Board of Directors at the meeting that authorizes the capitalization of profits and the issuance of PNC shares;

TA = the total number of shares issued by the Company on the calculation date, including treasury shares and excluding PNR shares; and

VRPNR = Redemption Amount per PNR share, calculated to 13 decimal places.

The payment of the redemption amount will be made in local currency, in a single installment, on a date to be set in due course by the Executive Board and to be disclosed in a Notice to Shareholders.

The redemption of the PNRs is intended to ensure economic treatment equivalent to that granted to the current class "A" and "B" preferred shares, enabling the payment of the additional amount to which preferred shareholders would be entitled if the Company were distributing dividends, in accordance with paragraph 5 of article 11 of the Bylaws.

3.	Delegate powers to the Vice President of Finance and Investor Relations, with the support of the Legal Vice-Presidency, to negotiate and finalize the instruments for signature.

4.	To approve the delegation of powers for the Legal Vice-President, Marcelo Siqueira, and the Vice President of Finance and Investor Relations, Eduardo Haiama, to sign jointly or separately the instruments that carry out the transaction referred to in the items above.

5.	Ratification of all acts already performed by the Company's Executive Board to date in relation to the matters approved above.

➢	Deliberative Quorum: Unanimity, with the favorable opinion of the Fiscal Council regarding the capitalization recorded, pursuant to Article 166, §2, of Law No. 6,404, dated December 15, 1976.

Closing and certification of the minutes: It is hereby recorded that the materials relating to the resolutions of this Board of Directors Meeting are filed at the Company’s headquarters. Upon conclusion of the proceedings, the Chairman instructed the Governance Secretary to draft and sign this Certificate, following its reading and approval. The remaining resolutions were omitted as they concern exclusively internal matters, protected under the duty of confidentiality provided in Article 155 of the Brazilian Corporations Law, and are not covered by §1 of Article 142 of the same Law. Present: Board Member and Chairman of the Board of Directors: VICENTE FALCONI CAMPOS. Directors ANA SILVIA CORSO MATTE, CARLOS MARCIO FERREIRA, FELIPE VILLELA DIAS, JOSÉ JOÃO ABDALLA FILHO, MARISETE FÁTIMA DADALD PEREIRA, MAURÍCIO TIOMNO TOLMASQUIM, NELSON JOSÉ HUBNER MOREIRA, PEDRO BATISTA DE LIMA FILHO and SILAS RONDEAU CAVALCANTE SILVA.

Rio de Janeiro, December 8, 2025.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.